Exhibit 12


                                                   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                              (In Thousands, Except Ratios)

                                             Twelve
                                          Months Ended                   Year Ended December 31
                                             June 30,   --------------------------------------------------------------
                                             2001(1)        2000(1)    1999         1998          1997 (2)    1996
                                          ----------------------------------------------------------------------------
Earnings:
  Net income (3)                            $  56,432    $  53,417   $  76,511    $  70,367    $  59,011    $  78,962
    Income taxes                               31,113       34,924      43,161       39,093       35,072       45,672
    Fixed charges (see below)                  65,067       47,995      39,195       38,582       39,795       40,161
    Less:  Preferred stock dividend               962        1,017       1,078        1,095        1,097        1,097
                                          ----------------------------------------------------------------------------
      Total adjusted earnings               $ 151,650    $ 135,319   $ 157,789    $ 146,947    $ 132,781    $ 163,698
                                          ----------------------------------------------------------------------------

Fixed charges:
  Total interest expense                    $  63,199    $  46,072   $  36,790    $  36,670    $  37,509    $  37,672
  Interest component of rents                     906          906       1,327          817        1,189        1,392
  Preferred stock dividend                        962        1,017       1,078        1,095        1,097        1,097
                                          ----------------------------------------------------------------------------
      Total fixed charges                   $  65,067    $  47,995   $  39,195    $  38,582    $  39,795    $  40,161
                                          ----------------------------------------------------------------------------

Ratio of earnings to fixed charges                2.3          2.8         4.0          3.8          3.3          4.1
                                          ============================================================================

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(1)  Merger and integration  related costs and restructuring  costs incurred for the twelve months ended June 30, 2001 and for the year ended December 31, 2000 totaled $15.1 million and $32.7 million, respectively. These costs relate primarily to employee and executive severance, transaction costs, and other merger, integration and restructuring activities.

     As a result of merger  integration  activities,  management  has identified certain  information  systems  that are  expected  to be  retired  in 2001.
     Accordingly,  the  useful  lives of these  assets  have been  shortened  to reflect  this  decision.  These  information  system  assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these  systems by Indiana Gas are reflected in operation and maintenance expenses in the accompanying condensed financial statements. As a result of the shortened  useful lives,  additional  fees were incurred by
     VUHI.  For the twelve  months  ended  June 30,  2001 and for the year ended
     December  31,  2000,   these   additional  fees  increased   operation  and
     maintenance $13.6 million and $11.4 million, respectively.

     In total,  merger and  integration  related costs and  restructuring  costs incurred  for the twelve  months ended June 30, 2001 and for the year ended
     December 31, 2000 were $28.7  million  ($17.8  million after tax) and $44.1
     million  ($31.6  million  after  tax),  respectively.   Before  merger  and
     integration and  restructuring  charges,  VUHI's ratio of earnings to fixed charges for the twelve  months ended June 30, 2001 was 2.4 and for the year ended December 31, 2000 was 3.2.

(2) In 1997, the Indiana Gas Board of Directors authorized management to undertake the actions necessary and appropriate to restructure Indiana Gas' operations and recognize a resulting restructuring charge of $39.5 million
     ($24.5 million after tax) which included estimated costs related to involuntary workforce reductions. VUHI's ratio of earnings to fixed charges for 1997 before restructuring costs was 3.6.

(3) Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.